

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 27, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Philip A. Shiels
Chief Financial Officer
ASI Entertainment, Inc.
954 Lexington Ave. Suite 242
New York, NY 10021

>   **Re: ASI Entertainment, Inc.
>   Form 10-K for the year ended June 30, 2009
>   File No. 000-27881**

Dear Mr. Shiels:

        We have reviewed your response dated April 8, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Draft Form 10-K/A for the Year Ended June 30, 2009 (as filed in the response letter dated April 8, 2010)

Business, page 2

1. We note your assertion in your response to our previous comment 5 that ASIQ and ASI are not companies under common control as ASI's ownership percentage does not exceed 50%. Please note that ownership percentage is only one factor in determining the valuation and accounting for this transaction.. Please tell us the exact percentage of ASIQ you owned in June 2008, how many seats on the each company's board of directors exist, and how many were held in common. Further, please tell us whether ASI has or had any rights with regard to choosing the occupants of such seats. Please also tell us whether ASIQ has or had any executives or management in common with ASI, and how many of your shareholders are also shareholders of ASIQ (include ownership percentage of ASI). Specifically, please provide us with a list of the shareholders in each company at December 30, 2006 (presumably the lists will be identical) and provide us with a list of shareholders in each company as of the date of the license agreement in June 2008. We may have further comment on your response.

Financial Statements

Consolidated Statements of Operations, page F-3

2. We note from your response to our previous comment 12 that you did not perform alternative procedures to verify the value of the ASIQ shares that you received in payment of the license fees. Please provide us with a schedule of the individual purchases of ASIQ common shares by unrelated and unaffiliated third parties for cash between the privatization date of ASIQ and the date that you received the shares in consideration for the license fee. For each such purchase, please indicate the date of the transaction, the number of shares purchased (as well as the ownership percentage those shares represented) and the per share price of the purchased shares. We may have further comments upon review of this information. If you are unable to provide such a schedule, please explain why.

3. Further, it appears that the $100,000 received in exchange for the two-year Chan agreement should have been amortized over the term of the agreement, and not recognized on the date the agreement was signed as the specified term of 2 years is an element that should be considered under SAB Topic 13.A.3 in determining when revenue should be recognized. Please revise or advise.

Form 10-Q for Quarter Ended December 31, 2009

Statement of Cash Flows, page 4

4. Refer to our previous comment 18. Please provide to us in your response the disclosure related to the 2,500,000 sale of common stock at $0.02.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey

Branch Chief